VARIANT ALTERNATIVE INCOME FUND (the “Fund”)

Supplement dated October 4, 2023

to the
Prospectus and Statement of Additional Information (“SAI”)

each dated August 31, 2023

Appointment of a New Distributor

On September 7, 2023, UMB Distribution Services, LLC was approved by the Board of Trustees of the Fund to serve as the Fund’s new principal underwriter. The transition to UMB Distribution Services, LLC as principal underwriter is expected to occur on or about November 13, 2023 (the “Effective Date”). As of the Effective Date, all references in the Prospectus and SAI to the “Distributor” or principal underwriter shall refer to UMB Distribution Services, LLC. In addition, as of the Effective Date, all references to the address of the Distributor shall be replaced with “235 West Galena Street, Milwaukee, Wisconsin 53212.”

As of the Effective Date, the fifth paragraph under the heading “Distributor” starting on page 52 of the Prospectus is deleted in its entirety and replaced with the following:

Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the Securities Act (collectively, the “Distributor Indemnitees”), free and harmless from and against: (1) any and all losses, claims, demands, liabilities, damages and expenses (including the reasonable costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that the Distributor or any Distributor Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act and any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the Registration Statement or any Prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (2) any and all Losses which Distributor and each of the Distributor Indemnitees may incur in connection with this Agreement or Distributor’s performance hereunder; or (3) any and all Losses which Distributor and each Distributor Indemnitee may incur when acting in accordance with instructions from the Fund or its representatives. The Fund’s agreement to indemnify the Distributor and any of the Distributor Indemnitees shall not cover (i) any Losses to the extent they arise out of or result from the Distributor’s willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties, under this Agreement; or (ii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact required to be stated or necessary to make the statements therein not misleading made in the Registration Statement, Prospectus, annual or interim report to shareholders, or sales literature, or any amendments or supplements thereto in reliance upon, and in conformity with, information relating to the Distributor and furnished to the Fund or its counsel by the Distributor in writing for use is such Registration Statement, Prospectus, shareholder reports, sales literature.

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Capitalized terms used and not otherwise defined in this Supplement have the meaning given them in the Prospectus.

Investors Should Retain this Supplement for Future Reference